SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

HC2 Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
404139107
(CUSIP Number)
Michael Gorzynski, 595 Madison Avenue, 29th Floor, New York, NY 10022 (Tel.) (646) 274-9610
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 13, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,  see  the  Notes ).

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Percy Rockdale LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,639,038

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,639,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,639,038

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Rio Royal LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Michigan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,000

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
MG Capital Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
10,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Michael Gorzynski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,649,038

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,649,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,649,038

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
George R. Brokaw

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
40,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
40,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No.  404139107

1	NAMES OF REPORTING PERSONS
Kenneth S. Courtis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
237,336

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
237,336

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
237,336

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.     Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the Shares to which this Statement relates were purchased on behalf of the Reporting Person using the investment capital of the respective Reporting Person.  The aggregate amount of funds used for the purchase of the securities held by the Percy Reporting Persons reported herein was approximately $5,774,777.42 excluding commissions.  The aggregate amount of funds used for the purchase of the securities held by Mr. Brokaw reported herein was approximately $111,177.41 excluding commissions.  The aggregate amount of funds used for the purchase of the securities held by Mr. Courtis reported herein was approximately $832,656.84 excluding commissions.

Item 4.     Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On March 13, 2020, Percy Rockdale and the Participants (as defined in the Consent Statement) filed a preliminary consent statement with the Securities and Exchange Commission (the “Commission”) to solicit consents to take the following actions without a stockholders’ meeting: (i) suspend, render temporarily ineffective and stay any change, modification, repeal or any other amendment to the Fourth Amended and Restated Bylaws of the Issuer (the “Bylaws”) not already adopted by the Board of Directors (the “Board”) and publicly disclosed on or before March 12, 2019 (each a “Bylaw Amendment”), until the stockholders of the Issuer have approved each Bylaw Amendment at the next annual or special meeting and/or by written consent (the “Bylaw Restoration Proposal”); (ii) remove from the Board without cause, all current directors including Philip A. Falcone, Robert V. Leffler, Jr., Wayne Barr, Jr., Warren H. Gfeller, Lee Hillman and Julie Springer, and any other person elected or appointed to the Board at any future time or upon any event (other than those elected by the Consent Solicitation) (the “Removal Proposal”); and (iii) elect George Brokaw, Kenneth Courtis, Michael Gorzynski, Robin Greenwood, Liesl Hickey and Jay Newman, to serve as directors of the Issuer (or, if any such nominee is unable or unwilling to serve as a director of the Issuer, or if there are additional vacancies on the board of directors, any other person designated as a nominee by the affirmative vote of a majority of the newly elected Board) (the “Nominees”) (the “Election Proposal” and together with the Bylaw Restoration Proposal and the Removal Proposal, the “Proposals”).
On April 3, 2020, Percy Rockdale and the Participants filed its definitive consent statement (the “Consent Statement”) with the Commission. The Consent Statement and the accompany GREEN consent card are first being furnish to stockholders of the Issuer on or around April 3, 2020.
Item 5.     Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The aggregate percentage of shares of Common Stock reported owned is based upon 46,154,398 shares of Common Stock outstanding as of February 29, 2020 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 16, 2020.

As of the date hereof, Percy Rockdale beneficially owned 2,639,038 Shares, constituting approximately 5.7% of the Shares outstanding.  As of the date hereof, Rio Royal beneficially owned 10,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of its relationship with Rio Royal discussed in further detail in Item 2, MG Capital Management may be deemed to be the beneficial owner of the Shares owned directly by Rio Royal.  By virtue of his relationships with Percy Rockdale and Rio Royal discussed in further detail in Item 2, Mr. Gorzynski may be deemed to beneficially own the Shares owned directly by each of Percy Rockdale and Rio Royal.  Percy Rockdale and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Percy Rockdale.  Rio Royal, MG Capital Management and Mr. Gorzynski have shared voting and dispositive power over the shares of Common Stock directly held by Rio Royal.

As of the date hereof, Mr. Brokaw beneficially owned 40,000 Shares, constituting less than 1% of the Shares outstanding.  As of the date hereof, Mr. Courtis beneficially owned 237,336 Shares, constituting less than 1% of the Shares outstanding.

(c) Except as disclosed on Schedule A attached hereto, none of the Reporting Persons have entered into any transactions involving the Common Stock during the past 60 days.

As of the date hereof, the Reporting Persons beneficially own an aggregate of 2,926,374 Shares, constituting approximately 6.3% of the outstanding Shares. Each Reporting Person, may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims the formation of a group and the beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d) No Person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 6, 2020

Percy Rockdale LLC

By:_/s/ Michael Gorzynski __________
    Michael Gorzynski, as Sole Manager

Rio Royal LLC

By:_/s/ Michael Gorzynski __________
    Michael Gorzynski, as Sole Manager

MG Capital Management Ltd.

By:_/s/ Michael Gorzynski __________
    Michael Gorzynski, as Sole Director

_/s/ Michael Gorzynski __________
Michael Gorzynski, a natural person, individually
            and as attorney-in-fact for George R. Brokaw and
            Kenneth S. Courtis

SCHEDULE A

Transactions in the Common Stock of the Issuer by Reporting Persons During the Past 60 Days

Reporting Person	Date of Transaction	Number of Shares Purchased	Price Per Share[1]
Rio Royal	12/26/2019	5,000	2.18
Rio Royal	12/26/2019	5,000	2.26
Percy Rockdale	1/10/2020	1,500,000	2.135
Percy Rockdale	1/15/2020	800,000	2.26
Percy Rockdale	2/3/2020	122,000	3.46
Percy Rockdale	3/30/2020	217,038	1.4742
George R. Brokaw	1/29/2020	5,000	2.87
George R. Brokaw	1/31/2020	3,000	3.239
George R. Brokaw	2/3/2020	1,000	3.418
George R. Brokaw	2/7/2020	1,000	3.38
George R. Brokaw	2/10/2020	8,000	3.80
George R. Brokaw	2/24/2020	3,001	3.95
George R. Brokaw	2/27/2020	5,000	3.7
George R. Brokaw	3/23/2020	3,999	1.54
George R. Brokaw	3/23/2020	10,000	1.34
Kenneth S. Courtis	1/6/2020	22,619	3.3762
Kenneth S. Courtis	1/30/2020	7,964	2.8318
Kenneth S. Courtis	2/3/2020	100,000	3.4361
Kenneth S. Courtis	2/4/2020	6,753	3.3993
Kenneth S. Courtis	2/27/2020	93,857	3.6632
Kenneth S. Courtis	2/26/2020	6,143	3.802

1 Excluding any brokerage commissions.